240.13d-102 Schedule 13G Information
to be included in statements filed
pursuant to 240.13d-1(b), (c), and
(d) and amendments thereto filed pursuant to 240.13d-2.
Securities and Exchange Commission, Washington, D.C. 20549
Schedule 13G
Under the Securities Exchange Act of 1934
(Amendment No.)*
BESPOKE CAPITAL ACQUISITION CORP
(Name of Issuer)
COMMON STOCK,
(Title of Class of Securities)
86344108
(CUSIP Number)
FEBRUARY 28, 2021
(Date of Event Which Requires Filing of this Statement)
Check the appropriate box to designate the rule pursuant to which this Schedule is filed:
[X] Rule 13d-1(b)
[] Rule 13d-1(c)
[] Rule 13d-1(d)
*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.
The information required in the remainder of this cover page shall not be deemed to be filed for the purpose of Section 18 of the Securities Exchange Act of 1934 (Act) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes). CUSIP No. 086344108
(1) Names of reporting persons
OMNI EVENT MANAGEMENT
(2) Check the appropriate box if a member of a group
(a)
(see instructions)
(b)
(3) SEC use only
(4) Citizenship or place of organization:
4TH FLOOR, 15 GOLDEN SQUARE, LONDON W1F 9JG, UK
Number of shares beneficially owned by each reporting person with:

(5) Sole voting power

(6) Shared voting power
4,873,419
(7) Sole dispositive power

(8) Shared dispositive power

(9) Aggregate amount beneficially owned by each reporting
person
4,873,419
(10) Check if the aggregate amount in Row (9) excludes certain shares (see instructions)

(11) Percent of class represented by amount in Row (9)
13.53%
(12) Type of reporting person (see instructions)
IA
Page_of_Pages
Instructions for Cover Page:
(1) Names of Reporting Persons
Furnish the full legal name of each person for whom the report is filed i.e., each person required to sign the schedule itself including each member of a group. Do not include the name of a person
required to be identified in the report but who is not a
reporting person.
(2) If any of the shares beneficially owned by a reporting
person are held as a member of a group and that membership
is expressly affirmed, please check row 2(a). If the reporting person disclaims membership in a group or describes a
relationship with other person but does not affirm the
existence of a group, please check row 2(b) [unless it is a
joint
 filing pursuant to Rule 13d-1(k)(1) in which case it may not be necessary
to check row 2(b)].
(3) The third row is for SEC internal use; please leave blank.
(4) Citizenship or Place of Organization Furnish citizenship if the named reporting
person is a natural person. Otherwise, furnish place of
organization.
(5)-(9), (11) Aggregated Amount Beneficially Owned By
Each Reporting Person, etc.
Rows (5) through (9) inclusive, and (11) are to be completed in accordance with the
provisions of Item 4 of Schedule 13G. All percentages are
to be rounded off to
 the nearest tenth (one place after decimal point).
(10) Check if the aggregate amount reported as beneficially
 owned in row
(9) does not include shares as to which beneficial
 ownership is disclaimed
pursuant to Rule 13d-4 [17 CFR 240.13d-4] under
the Securities Exchange
 Act of 1934.
(12) Type of Reporting Person Please classify
each reporting person
according to the following breakdown (see Item
 3 of Schedule 13G)
and place the appropriate Symbol on the form:
Category
Symbol
Broker Dealer
BD
Bank
BK
Insurance Company
IC
Investment Company
IV
Investment Adviser
IA
Employee Benefit Plan or Endowment Fund
EP
Parent Holding Company/Control Person
HC
Savings Association
SA
Church Plan
CP
Corporation
CO
Partnership
PN
Individual
IN
Non-U.S. Institution
FI
Other
OO
NOTES: Attach as many copies of the second part of the cover page as are needed, one reporting person per page.
Filing persons may, in order to avoid unnecessary duplication, answer items on the schedules (Schedule 13D, 13G or TO) by
appropriate cross references to an item or items on the cover page(s). This approach may only be used where the cover page item or items provide all the disclosure required by the schedule item. Moreover, such a use of a cover page item will result in the item becoming a part of the schedule and accordingly being considered as filed
 for purposes of section 18 of the Securities Exchange Act
or otherwise subject to the liabilities of that section of
the Act.
Reporting persons may comply with their cover page filing
requirements by filing either completed copies of the blank
forms available from the Commission, printed or typed
facsimiles, or computer printed facsimiles, provided the
 documents filed have identical formats to the forms
 prescribed in the Commission's regulations and meet
 existing Securities Exchange Act rules as to such
 matters as clarity and size (Securities Exchange
Act Rule 12b-12).
SPECIAL INSTRUCTIONS FOR COMPLYING WITH SCHEDULE 13G
Under Sections 13(d), 13(g) and 23 of the Securities
Exchange Act of 1934 and the rules and regulations
thereunder, the Commission is authorized to solicit
the information required to be supplied by this
schedule by certain security holders of certain
issuers.
Disclosure of the information specified in this
schedule is mandatory. The information will be
used for the primary purpose of determining and
disclosing the holdings of certain beneficial
owners of certain equity securities. This statement
 will be made a matter of public record. Therefore,
any information given will be available for inspection
 by any member of the public.
Because of the public nature of the information,
 the Commission can use it for a variety of purposes,
 including referral to other governmental
authorities or securities self-regulatory organizations
 for investigatory purposes or in connection with
litigation involving the Federal securities laws or
other civil, criminal or regulatory statutes or
provisions.
Failure to disclose the information requested by this
schedule may result in civil or criminal action against
 the persons involved for violation of the Federal
securities laws and rules promulgated thereunder.
Instructions. A. Statements filed pursuant to Rule
13d-1(b) containing the information required by this
schedule shall be filed not later than February 14
following the calendar year covered by the statement or
within the time specified in Rules 13d-1(b)(2) and
13d-2(c). Statements filed pursuant to Rule 13d-1(d)
shall be filed within the time specified in Rules
13d-1(c), 13d-2(b) and 13d-2(d). Statements filed pursuant
to Rule 13d-1(c) shall be filed not later than February
14 following the calendar year covered by the statement
 pursuant to Rules 13d-1(d) and 13d-2(b).
B. Information contained in a form which is required
 to be filed by rules under section 13(f) (15 U.S.C.
78m(f)) for the same calendar year as that covered
by a statement on this schedule may be incorporated
by reference in response to any of the items of this
schedule. If such information is incorporated by
 reference in this schedule, copies of the relevant
 pages of such form shall be filed as an exhibit
to this schedule.
C. The item numbers and captions of the items
 shall be included but the text of the items is to
be omitted. The answers to the items shall be so
 prepared as to indicate clearly the coverage of
the items without referring to the text of the items.
Answer every item. If an item is inapplicable or
 the answer is in the negative, so state.
Item 1(a) Name of issuer:___
BESPOKE CAPITAL ACQUISITION CORP
Item 1(b) Address of issuer's principal executive
offices:____
595 BURRARD STREET, SUITE 2600, THREE BENTALL
CENTRE, VANCOUVER A1 BC V7X 1L3
2(a) Name of person filing:
OMNI EVENT MANAGEMENT LIMITED
2(b) Address or principal business office or,
 if none, residence:
4TH FLOOR, 15 GOLDEN SQUARE, LONDON W1F 9JG, UK
2(c) Citizenship:
UNITED KINGDOM
2(d) Title of class of securities:
COMMON STOCK
2(e) CUSIP No.:
086344108
Item 3. If this statement is filed pursuant to
240.13d-1(b) or 240.13d-2(b) or (c), check whether the
person filing is a:
     (a) [] Broker or dealer registered under section 15
of the Act (15 U.S.C. 78o);
     (b) [] Bank as defined in section 3(a)(6) of the
Act (15 U.S.C. 78c);
     (c) [] Insurance company as defined in section
3(a)(19) of the Act (15 U.S.C. 78c);
     (d) [X] Investment company registered under
section 8 of the Investment Company Act of 1940
(15 U.S.C 80a-8);
     (e) [] An investment adviser in accordance
with 240.13d-1(b)(1)(ii)(E);
     (f) [] An employee benefit plan or endowment
fund in accordance with 240.13d-1(b)(1)(ii)(F);
     (g) [] A parent holding company or control
person in accordance with 240.13d-1(b)(1)(ii)(G);
     (h) [] A savings associations as defined in
 Section 3(b) of the Federal Deposit Insurance Act
(12 U.S.C. 1813);
     (i) [] A church plan that is excluded from
the definition of an investment company under
section 3(c)(14) of the Investment Company Act
of 1940 (15 U.S.C. 80a-3);
     (j) [] A non-U.S. institution in accordance
with 240.13d-1(b)(1)(ii)(J);
     (k) [] Group, in accordance with 240.13d-1(b
)(1)(ii)(K). If filing as a non-U.S. institution in
accordance with 240.13d-1(b)(1)(ii)(J), please
specify the type of institution: ____
Item 4. Ownership
Provide the following information regarding the
aggregate number and percentage of the class of
securities of the issuer identified in Item 1.
(a) Amount beneficially owned: _____4,873,419.
(b) Percent of class: _____13.53%.
(c) Number of shares as to which the person has:
(i) Sole power to vote or to direct the vote _____.
(ii) Shared power to vote or to direct the
vote _____4,873,419.
(iii) Sole power to dispose or to direct
the disposition of _____.
(iv) Shared power to dispose or to direct
 the disposition of _____.
Instruction. For computations regarding
securities which represent a right to acquire
an underlying security see 240.13d-3(d)(1).
Item 5. Ownership of 5 Percent or Less of a
 Class. If this statement is being filed to
report the fact that as of the date hereof
the reporting person has ceased to be the
 beneficial owner of more than 5 percent of the
class of securities, check the following [].
Instruction. Dissolution of a group requires a
response to this item.
Item 6. Ownership of More than 5 Percent on
 Behalf of Another Person. If any other person
is known to have the right to receive or the power
 to direct the receipt of dividends from, or
the proceeds from the sale of, such securities,
 a statement to that effect should be included
in response to this item and, if such interest
relates to more than 5 percent of the class,
such person should be identified. A listing of
the shareholders of an investment company registered
under the Investment Company Act of 1940 or the
 beneficiaries of employee benefit plan, pension
 fund or endowment fund is not required.
Item 7. Identification and Classification of
the Subsidiary Which Acquired the Security Being
Reported on by the Parent Holding Company or Control
Person. If a parent holding company or control person
 has filed this schedule pursuant to Rule 13d-1(b)(1)
(ii)(G), so indicate under Item 3(g) and attach an
exhibit stating the identity and the Item 3
classification of the relevant subsidiary. If
a parent holding company or control person has
filed this schedule pursuant to Rule 13d-1(c)
or Rule 13d-1(d), attach an exhibit stating the
 identification of the relevant subsidiary.
Not applicable
Item 8. Identification and Classification of
Members of the Group
Not applicable
If a group has filed this schedule pursuant to
240.13d-1(b)(1)(ii)(J), so indicate under Item
3(j) and attach an exhibit stating the identity
and Item 3 classification of each member of the group.
 If a group has filed this schedule pursuant to Rule
 13d-1(c) or Rule 13d-1(d), attach an exhibit stating
the identity of each member of the group.
Item 9. Notice of Dissolution of Group. Notice of
 dissolution of a group may be furnished as an
exhibit stating the date of the dissolution and
 that all further filings with respect to transactions
in the security reported on will be filed, if required,
by members of the group, in their individual capacity.
 See Item 5.
Not applicable
Item 10. Certifications
(a) The following certification shall be included
if the statement is filed pursuant to 240.13d-1(b):
By signing below I certify that, to the best of my
knowledge and belief, the securities referred to
above were acquired and are held in the ordinary
 course of business and were not acquired and are
not held for the purpose of or with the effect of
changing or influencing the control of the issuer
 of the securities and were not acquired and are
not held in connection with or as a participant
in any transaction having that purpose or effect,
other than activities solely in connection with a
nomination under 240.14a-11.
(b) The following certification shall be included
if the statement is filed pursuant to 240.13d-1(b)
(1)(ii)(J), or if the statement is filed pursuant
to 240.13d-1(b)(1)(ii)(K) and a member of the group
is a non-U.S. institution eligible to file pursuant
 to 240.13d-1(b)(1)(ii)(J):
By signing below I certify that, to the best of
my knowledge and belief, the foreign regulatory
scheme applicable to [insert particular category
 of institutional investor] is substantially
comparable to the regulatory scheme applicable to
 the functionally equivalent U.S. institution(s).
 I also undertake to furnish to the Commission
staff, upon request, information that would
otherwise be disclosed in a Schedule 13D.
(c) The following certification shall be
included if the statement is filed pursuant
to 240.13d-1(c):
By signing below I certify that, to the
 best of my knowledge and belief, the
securities referred to above were not
acquired and are not held for the purpose
 of or with the effect of changing or
influencing the control of the issuer of the
 securities and were not acquired and are not
held in connection with or as a participant in
 any transaction having that purpose or effect,
 other than activities solely in connection with
 a nomination under 240.14a-11.
Signature. After reasonable inquiry and to the
 best of my knowledge and belief, I certify that
 the information set forth in this statement is true,
complete and correct.
Dated:__ MARCH 10, 2021
_____.
Signature.
STEPHEN HILL, CHIEF COMPLIANCE OFFICER
Name/Title.
The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative other than an executive officer or general partner of the filing person, evidence of the representative's authority to sign on behalf of such person shall be filed with the statement, Provided, however, That a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.
NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties for whom copies are to be sent.